Mail Stop 3561

September 6, 2007

By Facsimile and U.S. Mail

Mr. Ray Brunner
President and Chief Executive Officer
Design Within Reach, Inc.
225 Bush Street, 20th Floor
San Francisco, California 94104

      Re: Design Within Reach, Inc.
           Form 10-K/A for the Fiscal Year Ended December 30, 2006
           Filed May 8, 2007
           Form 10-Q for the Fiscal Quarter Ended June 30, 2007
           Filed August 9, 2007
           File No. 0-50807

Dear Mr. Brunner:

      We have reviewed your response dated July 9, 2007 to our previous letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 30, 2006

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 8. Financial Statements and Supplementary Data

Financial Statements
Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Segment Reporting, page 91

2.   We have read your response to comment 6 of our letter dated July 9, 2007 regarding your
        basis for concluding that you have only one reportable segment under the requirements of
        SFAS 131. On a regular basis, you identify and report sales data for each of the
        following sales channels: (1) studios; (2) phone/catalog; (3) internet; and (4) warehouse
        and outlet store. As you indicate in your response, each of the three principal sales
        channel are separately managed and report through Vice-President of Sales, who reports
        to your CEO, who is the Chief Operating Decision Maker. Further, based on the
        disclosure in your Form 10-K, it appears that management makes resource allocation
        decisions on each sales channel in an effort to maximize total market penetration. For
        example, the decision to reduce production of the printed catalogs from 12 million in
        2005 to 6 million in 2006 is a resource allocation decision by management affecting the
        phone/catalog sales channel which advertises the toll-free phone numbers. The same is
        true for the decision by management to allocate resources to open seven new studios and
        one outlet during 2006 compared to forty or more in 2005 based on your response in
        Annex I to our prior comment 3. Accordingly, based on the information in your
        response, current disclosure in your annual and quarterly reports, and the supplemental
        information provided, each of your sales channels appears to meet the requirements of
        paragraph 10 and represent an operating segment. Also, it appears that the majority of
        the aggregation criteria are met under paragraph 17a. through 17e., as applicable, except
        for the requirement under paragraph 17 of having similar economic characteristics. Since
        we presume that the economic characteristics of each sales channel would be different, it
        would appear that aggregation of the above four operating segments would not be
        permitted under paragraph 17 due to each having different economic characteristics.
        Explain to us your basis and how you determined that you have met the requirement of
        similar economic characteristics for each sale channel. In this regard, please provide us
        with the sales and gross profit data and related gross margin percentages for each of the
        four operating segments for the last three fiscal years that supports your belief that each
        sales channel qualifies for aggregation under paragraph 17 based on similar economic
        characteristics. Also refer to EITF 04-10 regarding aggregation criteria in SFAS 131.

Revenue Recognition, page 94

3.   We have read your response to comment 7 of our letter dated July 9, 2007 regarding your
        use of "estimated delivery dates" to the customer to recognize revenue each accounting
        and reporting period. Based on the discussion in your response, we are not able to
        conclude as to the appropriateness of your revenue recognition accounting policy and the

use of "estimated delivery dates." Given that you are able to access the actual delivery data for each shipper and common carrier, it is not clear to us why you do use this information as a basis to recognize revenue. Further, we do not understand the example you provide in your response where a test you performed using actual delivery times determined an average delivery time of six (6) days. Explain to us if you use an approximate delivery time of six (6) days as an estimate for all of your shipments throughout the United States, or do you use different estimated average delivery times of more or less than six (6) days depending upon the destination of each shipment? Since some of the products you sell include large furniture items, explain how the delivery process and your "estimate of delivery dates" may differ for these items. Presently, it is not clear to us how you meet the requirements of SAB Topic 13 – Revenue Recognition as it relates to determining the completion of your delivery obligation for each product sale prior to your recognizing revenue each accounting and reporting period. Your next response should provide additional information in sufficient detail to persuade us that you meet the delivery obligation for each sale prior to the recognition of revenue.

4.   With respect to product sales, the requirements of SAB Topic 13A.3 – Delivery and performance clearly state that revenue is not realized or realizable and earned before delivery has occurred, and further, that delivery generally is not considered to have occurred unless the customer has taken title and assumed the risks and rewards of ownership of the product. We understand that depending upon the product and/or its in-stock availability, certain products are shipped by common carrier either directly from your warehouse in Kentucky or may be shipped directly from the manufacturer to the customer. For each of these types of shipments, please clarify your shipping terms with the customer and provide us with a detailed explanation of when title passes to the customer and how you ascertain that revenue is not recognized prior to the transfer of title to the customer.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241, or me at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief